UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NATIONAL TECHNICAL SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

638104109
(CUSIP Number)

Gordon M. Bava, Esq.
Manatt Phelps & Phillips, LLP
11355 West Olympic Blvd
Los Angeles, California 90064
Telephone Number: (310) 312-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

April 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638104109

1.	NAMES OF REPORTING PERSONS Luis A. Hernandez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7.	SOLE VOTING POWER 0

Number of Shares Beneficially Owned by Each Reporting Person With

	8.	SHARED VOTING POWER 620,160(1)(2)

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 620,160(1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518,000(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 518,000 shares of common stock (the “Common Stock”) of National Technical Systems, Inc. (the “Company”) held by Mr. Hernandez jointly with his spouse, Jacqueline Hernandez, over which Mr. and Mrs. Hernandez share voting and dispositive power.
(2) Includes an aggregate of 102,160 shares of common stock of the issuer held in the names of Mr. Hernandez’s four children, over which Mr. Hernandez and his children share voting and dispositive power. Mr. Hernandez disclaims beneficial ownership of the shares held by his children.
(3) Based on 11,352,069 shares of Common Stock outstanding as of July 1, 2011, as reported in the Company’s Proxy Statement on Schedule 14A, filed on August 11, 2011.

CUSIP No. 638104109

1.	NAMES OF REPORTING PERSONS Sidney Meltzner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7.	SOLE VOTING POWER 252,500(1)

Number of Shares Beneficially Owned by Each Reporting Person With

	8.	SHARED VOTING POWER 355,502(2)(3)

	9.	SOLE DISPOSITIVE POWER 590,502(1)(2)

	10.	SHARED DISPOSITIVE POWER 17,500(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,002
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(4)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 252,500 shares of Common Stock directly held by Mr. Meltzner, over which Mr. Meltzner has sole voting and dispositive power.
(2) Includes 338,002 shares of Common Stock directly held by CAS Foundation, over which Mr. Meltzner, as trustee of CAS Foundation, has sole dispositive power and shared voting power.
(3) Includes 17,500 shares of Common Stock held by Mr. Meltzer jointly with his spouse, Carole Meltzner, over which Mr. and Mrs. Meltzner share voting and dispositive power.
(4) Based on 11,352,069 shares of Common Stock outstanding as of July 1, 2011, as reported in the Company’s Proxy Statement on Schedule 14A, filed on August 11, 2011.

CUSIP No. 638104109

1.	NAMES OF REPORTING PERSONS CAS Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7.	SOLE VOTING POWER 0

Number of Shares Beneficially Owned by Each Reporting Person With

	8.	SHARED VOTING POWER 338,002(1)

	9.	SOLE DISPOSITIVE POWER 338,002(1)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,002(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Includes 338,002 shares of Common Stock directly held by CAS Foundation, over which Mr. Meltzner, as trustee of CAS Foundation, has sole dispositive power and shared voting power.
(2) Based on 11,352,069 shares of Common Stock outstanding as of July 1, 2011, as reported in the Company’s Proxy Statement on Schedule 14A, filed on August 11, 2011.

CUSIP No. 638104109

1.	NAMES OF REPORTING PERSONS Jack Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7.	SOLE VOTING POWER 1,003,469(1)

Number of Shares Beneficially Owned by Each Reporting Person With

	8.	SHARED VOTING POWER 83,528(2)

	9.	SOLE DISPOSITIVE POWER 1,003,469(1)

	10.	SHARED DISPOSITIVE POWER 83,528(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,997(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%(3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes (a) 961,469 shares of Common Stock held directly by Dr. Lin, over which Dr. Lin has sole voting and dispositive power, and (b) options to purchase 42,000 shares of Common Stock that have vested or will vest within 60 days from the date of this Schedule 13D.
(2) Includes shares of Common Stock held by Dr. Lin jointly with his spouse, BettyAnn Lin, over which Dr. and Mrs. Lin share voting and dispositive power.
(3) Based on 11,352,069 shares of Common Stock outstanding as of July 1, 2011, as reported in the Company’s Proxy Statement on Schedule 14A, filed on August 11, 2011.

1.	NAMES OF REPORTING PERSONS Jeff Kaplan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7.	SOLE VOTING POWER 9,200

Number of Shares Beneficially Owned by Each Reporting Person With

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 9,200

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 11,352,069 shares of Common Stock outstanding as of July 1, 2011, as reported in the Company’s Proxy Statement on Schedule 14A, filed on August 11, 2011.

Item 1.	Security and Issuer

This Amendment No. 1 (the “Amendment”) to Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of National Technical Systems, Inc., a California corporation (the “Company”). This Amendment amends the initial statement on Schedule 13D, filed on September 9, 2010, as amended on April 7, 2011 by Amendment No. 1 to Schedule 13D (the “Initial Statement,” and as amended by this Amendment, the “Statement”) by the Reporting Persons (as defined herein).  The principal executive offices of the Company are located at 24007 Ventura Blvd., Suite 200, Calabasas, California 91302.

Item 2.	Identity and Background

(a) The undersigned hereby files this Statement on behalf of Luis Hernandez, Sidney Meltzner, CAS Foundation, Dr. Jack Lin and Jeff Kaplan (each, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Hernandez, Mr. Meltzner, CAS Foundation and Dr. Lin are referred collectively to from time to time herein as the “Shareholder Group.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b)-(c)

Mr. Hernandez’s residential address is 3069 Misty Harbour Drive, Las Vegas, Nevada 89117. Mr. Hernandez is currently retired.

Mr. Meltzner’s residential address is 404 21st Street, Santa Monica, California 90402. Mr. Meltzner’s principal occupation is chief executive officer of Condor Pacific Industries of California, Inc., the principal business address of which is 905 Rancho Conejo Blvd., Newbury Park, California 91320 and the principal business of which is the design and manufacture of gyroscopes and related avionics for the defense industry.

CAS Foundation’s address is c/o Sidney Meltzner, 404 21st Street, Santa Monica, California 90402. CAS Foundation is a California charitable trust devoted to general charitable purposes. Mr. Meltzner is the trustee of CAS Foundation.

Dr. Lin’s residential address is 24780 Hermosilla Court, Calabasas, California 91302. Dr. Lin was a director and Chairman Emeritus of the Company until his resignation on April 7, 2011.

Mr. Kaplan’s residential address is 165 McAulay Place, Laguna Beach, California 92651.  Mr. Kaplan is an investor.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Hernandez, Mr. Meltzner, Dr. Lin and Mr. Kaplan is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Hernandez has acquired 620,160 shares of Common Stock on the open market using personal funds. Cost information with respect to these purchases, which occurred beginning in 1988, is not currently available.

Mr. Meltzner has acquired 270,000 shares of Common Stock on the open market using personal funds. Cost information with respect to these purchases is not currently available.

CAS Foundation has acquired 338,002 shares of Common Stock on the open market using funds contributed to the foundation. Cost information with respect to these purchases is not currently available.

Dr. Lin has acquired 1,086,997 shares of Common Stock, including options to purchase 42,000 shares of Common Stock exercisable within the next 60 days. Dr. Lin has acquired certain shares through a stock grant in connection with the formation of the Company in 1962 and in subsequent open market purchases. Cost information with respect to these acquisitions is not currently available. In addition, Dr. Lin has acquired shares of Common Stock through the grant of Common Stock and stock options from the Company in consideration of his services as a director. No funds were used to acquire grants of Common Stock, and cost information with respect to the exercise price of Dr. Lin’s stock options is not currently available.

Mr. Kaplan has acquired 9,200 shares of Common Stock on the open market using personal funds.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby replaced in its entirety with the following:

The Reporting Persons have acquired the Common Stock reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Company and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Common Stock and other securities of the Company. Each Reporting Person expects that he or it will, from time to time, review his or its investment position in the Company and may, depending on market or other conditions, increase or decrease his or its investment position in the Common Stock or other securities of the Company.

Whether the Reporting Persons purchase any additional Common Stock or other securities of the Company or dispose of any Common Stock or other securities of the Company, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of relevant factors, including the availability of Common Stock or other securities of the Company for purchase at particular price levels, the Company’s and the particular Reporting Person’s business and prospects, other business opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Company, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Company, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon individual assessments of these factors from time to time, each Reporting Person may change the present intentions as stated above, including determining to purchase additional Common Stock or other securities of the Company (by means of open market or privately negotiated purchases) or to dispose of some or all of the Common Stock or other securities of the Company held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap and other derivative transactions with respect to his or its investment in Common Stock or other securities of the Company.

Mr. Hernandez is a significant shareholder of the Company. In the past, Mr. Hernandez has proposed, both at the Company’s annual meeting of shareholders and in correspondence directed to the board of directors of the Company (the “Board”), that the Company conduct a sales process.

Dr. Lin was Chairman Emeritus of the Board until his resignation on April 7, 2011. As a director and a significant shareholder, Dr. Lin regularly interacted with management and the other directors up until his resignation, to discuss operational, strategic and business issues affecting the Company. In the past, Dr. Lin has proposed that the Company conduct a sales process and has proposed that the Company purchase his shares of Common Stock. Dr. Lin intends to implement a 10b5-1 trading plan to dispose of shares of Common Stock on terms that have not yet been determined.

Mr. Kaplan is a nominee to the board of directors, nominated by the Shareholder Group in its proxy statement filed on Schedule 14A on August 1, 2011 (as amended, the “Proxy Statement”).  If elected, Mr. Kaplan intends to, to the extent consistent with his fiduciary duties as a member of the Board, work with the Board to consider a sales process and eliminate potential impediments to such a sale, including elimination of the Shareholder Rights Agreement the Company enacted in September 2010 (the “Poison Pill”).

On September 8, 2010, the Shareholder Group entered into a financial advisory engagement letter (the “Engagement Letter”) with M&A Capital, LLC (“M&A Capital”), pursuant to which the Shareholder Group retained M&A Capital as its exclusive financial advisor in connection with any potential direct or indirect sale, exchange or other disposition of all or a portion of the Shareholder Group’s shares of Common Stock, whether accomplished by a sale of assets, securities or other interests, and whether effected in one transaction or multiple transactions, and including, without limitation, any negotiated purchase, merger or consolidation, reorganization, recapitalization or restructuring, tender or exchange offer, joint venture, partnership, equity or debt investment, or any other transaction that results in a change in the financial structure, control or ownership of all or a portion of the Company (a “Sale Transaction”). The Engagement Letter had a three-month term and, thereafter, has continued until such time as it is terminated by either M&A Capital or the Reporting Persons upon 30 days’ prior written notice.

On April 6, 2011, the Shareholder Group notified the Company that it was exercising its rights to nominate three directors as Class III Directors for election by the shareholders of the Company at the 2011 annual meeting of the shareholders of the Company (the “Annual Meeting”). The Reporting Persons nominated the following individuals:

Jack Lin, Ph.D. founded the Company and served as its Chief Executive Officer until May 2005. Dr. Lin served as Chairman of the Board of the Company until May 2010. He was Chairman Emeritus of NTS from May 2010 until his resignation on April 7, 2011. Dr. Lin has been a director of the Company since 1975.

Harry S. Derbyshire is a business consultant who served as executive vice president and chief financial officer of Whittaker Corp. prior to his retirement in July 1985. Mr. Derbyshire has previously served on the Board of National Technical Systems and Western Waste Industries.

Jeff Kaplan was President and Founder of Giant Merchandising, a $170 million in revenue worldwide entertainment based merchandising company. The Company was sold to Time Warner-Warner Music Group in 1995, with Mr. Kaplan staying on as President until 2005.

These nominees (each, a “Nominee” and together, the “Nominees”) are aligned with the Shareholder Group’s desire to explore a Sale Transaction.

On April 6, 2011, the Shareholder Group also notified the Company (the “April 6 Notice”) that the Shareholder Group was exercising its rights to submit a proposal to amend the Bylaws of the Company (the “Bylaws”) for consideration at the Annual Meeting. The Reporting Persons proposed to amend the first sentence of Section 3.2 of the Bylaws to eliminate the range of directors (currently from 9 to 17) and fix the number of authorized directors at 9. In addition, the Reporting Persons proposed to amend Section 9.2 of the Bylaws to provide that if the first sentence of Section 3.2 is so amended and approved by the shareholders as provided in the preceding sentence, the first sentence of Section 3.2, as amended, and the related portion of Section 9.2 may be amended further or repealed only by approval of the outstanding shares and not by the directors.

On April 12, 2011, the Company responded (the “April 12 Notice”) to the April 6 Notice by alleging a series of deficiencies to the validity of the April 6th Notice. The Company stated that, unless such alleged deficiencies were remedied within 24 hours of the April 12 Notice, the nominations and proposals of the Shareholder Group contained in the April 6 Notice would be disallowed.

On April 13, 2011, within the 24-hour deadline set by the Company in the April 12 Notice, the Shareholder Group responded to the April 12 Notice with an amended and restated notice (the “April 13 Notice”) addressing all alleged deficiencies for the purpose of ensuring that the Company had received an effective notice pursuant to applicable California and federal law, allowing the Shareholder Group to put forth the Proposals at the Annual Meeting.

On April 25, 2011, the Shareholder Group demanded (the “Demand Letter”) that the Company provide the Shareholder Group with a list of the names and addresses of Shareholders entitled to vote at the Annual Meeting, in accordance with the Shareholder Group’s rights under Section 1600(a) of the California General Corporation Law (“CGCL”). The Shareholder Group also requested other records of the Company related to the shareholder list in accordance with their rights under the CGCL. The Shareholder Group agreed to reimburse the Company promptly upon specification and demand for all reasonable out-of-pocket expenses incurred by the Company in complying with the demands contained in the Demand Letter, including those of the transfer agent and registrar.

On May 3, 2011, the Company responded to the Demand Letter (the “Company Response Letter”) by purporting to condition compliance with the Demand Letter on two conditions: (1) delivery of a certified check for $3,000 to the Company, and (2) execution of a confidentiality agreement. The Company did not provide any evidence for the necessity of the large reimbursement amount, which on its face appeared to the Shareholder Group to be excessive. Furthermore, no legal basis was provided in the Company Response Letter for the execution of a confidentiality agreement.

On May 11, 2011, the Shareholder Group responded to the Company Response Letter by explaining that upon presentation of a proper statement of charges by the transfer agent and registrar, the Shareholder Group would cause delivery of the requested amount by regular bank check, in accordance with Section 1600(a) of the CGCL. Furthermore, because nothing in the federal proxy rules or the NASDAQ listing rules requires or authorizes the Company to condition compliance with a demand for a list of Shareholders with the delivery of a confidentiality agreement, the Shareholder Group refused to deliver any such agreement as a condition to receiving the information required by the Demand Letter.

The Company provided a statement of charges by the Company’s transfer agent for a shareholder list and register and dropped its demand for execution of a confidentiality agreement in connection with such delivery. The Shareholder Group received the shareholder list on June 2, 2011. The Shareholder Group caused payment to be made to the Transfer Agent in the amount indicated.

On July 22, 2011, the Shareholder Group received a settlement proposal from the Board (the “Settlement Proposal”), which the Board indicated was submitted to the Shareholder Group in the hopes of avoiding a proxy contest, and which proposed the following terms:

•
the Company would cause one nominee, as designated by the Shareholder Group (subject to the reasonable approval of the Company’s Nominating Committee) to be included as part of management’s slate of candidates for election as Class III directors at the Annual Meeting;

•
from the date of the Annual Meeting until the date of the Company’s 2012 annual meeting of Shareholders the Board would fix the size of the Board to nine directors, not to be exceeded except by approval of the Shareholder Group’s director designee;

•
the Shareholder Group would withdraw the proposals contained in this Proxy Statement and vote all the Shareholder Group’s shares of Common Stock in favor of management’s slate of Class III director nominees. Although the Shareholder Group would have the freedom to vote as it sees fit with respect to the shareholder proposal included in the Company’s Proxy Statement, the Shareholder Group would be restricted from publicly or privately encouraging or supporting any other stockholder to either vote in favor of such stockholder proposal or otherwise nominate any person for election at the Annual Meeting;

•
the Shareholder Group and the Company would agree to customary standstill provisions beginning on the date of any settlement agreement and continuing until the earlier of the 2012 annual meeting of Shareholders and one year from the date of such settlement agreement; and

•	the Shareholder Group and the Company would enter into customary mutual releases, including non-disparagement.

On July 25, 2011, the Shareholder Group responded to the Company that although it appreciated the Company’s desire to resolve the current dispute, it could not accept the above settlement terms because they do not provide the Shareholders with any meaningful, independent voice on the Board. Instead, the Shareholder Group proposed the following settlement terms:

•
two nominees to be determined by the Shareholder Group would be added to management's slate of directors for election as Class III directors at the Annual Meeting, which nominees the Nominating Committee would have approved prior to execution of any settlement agreement;

•	the authorized directors would be fixed at nine until the Company’s 2013 annual meeting unless both of the Shareholder Group’s director designees consent otherwise;
•
members of the Board in their capacity as shareholders plus Mill Road Capital, another sizeable shareholder in the Company, would agree not to submit or support any shareholder proposal to change the number of authorized directors to a number other than nine;

•	the Board would adopt a resolution amending the Bylaws to fix the number of Board members at nine;
•
the Shareholder Group, Mill Road Capital and the current directors in their capacities as shareholders would all agree to support management's slate, including the Shareholder Group’s two nominees; and

•	the Poison Pill would be terminated by September 30, 2011.

On August 1, 2011, the Reporting Persons filed the Proxy Statement nominating the Nominees and proposing the amendments to the Bylaws set forth above.

On August 2, the Shareholder Group received a revised settlement proposal from the Board (the “Revised Proposal”).  The Revised Proposal differed from the Settlement Proposal in that it offered the following:

•
to include one of the Nominees as part of management’s slate of director nominees for election at the Annual Meeting, and to appoint another of the Nominees as a Class II director, whose term would expire at the Company’s 2013 annual meeting of shareholders (the Nominees would be approved by the Nominating Committee prior to entry into any settlement agreement);

•
the size of the Board at the Annual Meeting, and continuing until the 2012 annual meeting, would not exceed ten members without approval of the Nominees, but upon the conclusion of the 2012 annual meeting of the Company’s shareholders, the Board would be fixed at nine members (unless the Nominees agree otherwise);

•	the Bylaws would be amended to provide for a range of Board size between seven and ten members;
•
the standstill provisions earlier proposed would last, at a minimum, through the conclusion of the 2012 annual meeting of the Company’s shareholders, but no longer than the date of the 2013 annual meeting of the Company’s shareholders; and

•	to terminate the Poison Pill by September 30, 2011.

After reviewing the Revised Proposal, the Shareholder Group decided to reject the Revised Proposal.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses to Items 7-13 of the cover pages of this Statement are incorporated herein by reference.

(c) See Schedule 1 attached hereto and incorporated herein by reference.

(d) To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Except as set forth herein, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Common Stock owned by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 12, 2011

/s/ Luis A. Hernandez
Luis A. Hernandez

/s/ Sidney Meltzner
Sidney Meltzner

CAS Foundation

By:	/s/ Sidney Meltzner
Name:	Sidney Meltzner
Title:	Trustee

/s/ Jack Lin
Jack Lin

/s/ Jeff Kaplan
Jeff Kaplan

SCHEDULE 1

The following describes all transactions that were effected during the past 60 days by the Reporting Persons:

Reporting Person	Date of Transaction	Type	Number of Shares	Price per Share	Where/How Transaction Effected
Jack Lin	3/4/2011	Sale	2,000	$7.50	Sold in a private transaction
Jeff Kaplan	4/7/2011	Purchase	2,000	$7.47	Bought on the open market
Jeff Kaplan	4/8/2011	Purchase	600	$7.35	Bought on the open market
Jeff Kaplan	4/12/2011	Purchase	300	$7.17	Bought on the open market
Jeff Kaplan	5/4/2011	Purchase	1,400	$7.35	Bought on the open market
Jeff Kaplan	5/5/2011	Purchase	900	$6.76	Bought on the open market
Jeff Kaplan	5/25/2011	Purchase	1,000	$6.41	Bought on the open market
Jeff Kaplan	5/26/2011	Purchase	2,000	$6.38	Bought on the open market
Jeff Kaplan	8/5/2011	Purchase	1,000	$5.45	Bought on the open market

EXHIBIT A
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

/s/ Luis A. Hernandez
Luis A. Hernandez

/s/ Sidney Meltzner
Sidney Meltzner

CAS Foundation

By:	/s/ Sidney Meltzner
Name:	Sidney Meltzner
Title:	Trustee

/s/ Jack Lin
Jack Lin

/s/ Jeff Kaplan
Jeff Kaplan